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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No               X
                   -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCOLOMBIA S.A.
                                      (Registrant)




Date: January 02, 2006              By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                        Name:  Jaime Alberto Velasquez B.
                                        Title:  Vice President of Finance
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(BANCOLOMBIA LOGO HEADER)

MEDELLIN, COLOMBIA. JANUARY 2, 2006.


BANCOLOMBIA discloses its subsidiary financial corporation COLCORP S.A., sold its position in Abonos Colombianos S.A. - Abocol S.A, to V. International Ventures Inc., as a result, the new shareholder will hold 92.3219% of the capital stock of Abocol S.A. The sell price was USD 20,070,843.

(BANCOLOMBIA FOOTER)